Exhibit 99.1

Press release

Results of Biophytis SARA-INT Phase 2 Trial with Sarconeos (BIO101) in Sarcopenia will be Released by August 2021

Paris, France, Cambridge (Massachusetts, United States), June 30 2021, 11 pm CET - Biophytis SA (Nasdaq CM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “company”),a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19 today announces topline results for SARA-INT phase 2 study will be released in August 2021. The full results with complete details will be presented during the digital ICSFR scientific & medical conference, next September 29-October 2 2021.

The objective of the SARA-INT Phase 2 study is to evaluate the efficacy and safety of Sarconeos (BIO101) in a randomized placebo-controlled study in patients over 65 years suffering from sarcopenia and considered at high risk of mobility disability. The primary endpoint of SARA-INT is patients’ mobility disability as measured by the gait-speed over the 400-meter walk test (400MWT).

The multicenter double-blind, interventional study recruited a total of 233 patients in 22 centers in Belgium and the US who were dosed orally at 175 mg b.i.d. and 350 mg b.i.d. with Sarconeos (BIO101) through a 26-week period. 196 of those patients have completed the trial despite the COVID-19 pandemic last December 2020.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19.Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The company is based in Paris, France, and Cambridge, Massachusetts.The company's common shares are listed on Euronext Growth (Ticker: ALBPS -ISIN:FR0012816825) and ADSs are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. These forward-looking statements include statements regarding Biophytis’ anticipated timing for its various Sarconeos (BIO101) clinical trials and expectations regarding commercialization. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties including, without limitation, delays in patient recruitment or retention, interruptions in sourcing or supply chain, its ability to obtain the necessary regulatory authorizations, COVID-19-related delays, and the impact of the current pandemic on the Company’s clinical trials. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please refer to the "Risk Factors" section of the Company's Annual 2020 Report available on BIOPHYTIS website (www.biophytis.com) and to the risks discussed in the Company’s registration statement on Form F-1 and other reports filed with the Securities and Exchange Commission (the “SEC”). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

evelyne.nguyen@biophytis.com

Media contact

Life Sci Advisors

Sophie Baumont

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Investor Relations

LifeSci Advisors, LLC

Chris Maggos

E: chris@lifesciadvisors.com